VIA EDGAR AND FACSIMILE

September 8, 2009

Mr. Mark C. Shannon

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File No. 1-32886

Dear. Mr. Shannon:

On August 14, 2009, Continental Resources, Inc. (the “Company”) received comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on its Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”). On August 25, 2009, the Company filed correspondence with the Commission indicating that the Company would be delayed in filing a response letter (the “Response Letter”) to the Staff’s comments. This letter constitutes the Response Letter.

With respect to the Staff’s comments, for the reasons stated in this response letter, the Company believes that any revised or supplemental disclosure to the 2008 Form 10-K would not be necessary to enhance the Company’s overall historical disclosure or material to the Company’s shareholders. Accordingly, the Company respectfully requests that the Staff permit the Company to address the Staff’s comments and include any of these revised or supplemental disclosures in its future periodic reports filed with the Commission, as necessary, rather than amending or supplementing the disclosure in the 2008 Form 10-K.

The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business

Oil and Gas Operations

Rocky Mountain Region, Page 7

1.	We note here and elsewhere in your document, significant disclosure regarding enhanced recovery activities involving high pressure air injection and also CO2 injection. Please expand your accounting policy disclosure to include a discussion of your accounting for these activities. Include in your accounting policy disclosure, your accounting for enhanced recovery project costs in each stage of a project’s lifecycle.

We acknowledge the Staff’s comment and undertake to include the following revised disclosure in future filings. The first paragraph of our disclosure in both the Critical Accounting Policies and Practices and Notes to Consolidated Financial Statements related to oil and gas properties would read as follows:

We use the successful efforts method of accounting for oil and gas properties (including enhanced recovery projects) whereby costs to acquire mineral interests in oil and gas properties, drill and equip exploratory wells or projects that find proved reserves and drill and equip development wells or projects and expenditures for enhanced recovery operations are capitalized. Geological and geophysical costs, seismic costs, lease rentals and costs associated with unsuccessful exploratory wells or projects (including enhanced recovery projects) are expensed as incurred. Maintenance, repairs and costs of injection are expensed as incurred, except that the cost of replacements or renewals that expand capacity or improve production are capitalized.

We do not treat costs incurred related to enhanced recovery projects any different from other oil and gas project costs. Costs incurred to develop enhanced recovery projects that are classified as developmental are capitalized as incurred and amortized over the remaining reserves in the field. Costs related to exploratory enhanced recovery projects (if any) would be capitalized until the determination is made as to whether proved reserves were found.

As disclosed in the 2008 Form 10-K, we are participating in the costs of a secondary recovery pilot project to evaluate the potential to increase oil recovery from the Bakken reservoir utilizing CO2 injection. While we are paying for the data that will be available from this project, we do not have an ownership interest in the well. We are treating these costs, estimated to be approximately $667,000, as geological and geophysical costs and expensing them as incurred in 2009. Future CO2 project costs for wells in which we have an ownership interest would be accounted for in the same manner as an enhanced recovery project described above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

2.	We note your disclosure indicates your results of operations for certain periods were impacted by “line fill.” Please tell us and disclose, if material, how you account for quantities that represent line fill.

We acknowledge the Staff’s comment and undertake to include the following additional information in Notes to Consolidated Financial Statements – 1. Organization and Summary of Significant Accounting Policies – Inventories in future filings:

As of December 31, 2008, our total crude oil inventory of 275,000 barrels valued at $7.3 million consisted of approximately 230,000 barrels of line fill requirements and 45,000 barrels of temporarily stored oil. Our inventory, including line fill, is valued at the lower of cost or market using the FIFO inventory method.

Liquidity and Capital Resources

Cash Flow from Investing Activities, page 47

3.	We note your disclosure indicates your cash flows used in investing activities is inclusive of dry holes and seismic costs. It further appears that the amounts discussed are reconcilable to your Statement of Cash Flows. Please explain why you believe it is appropriate to include dry hole and seismic costs as a component of investing cash flows.

In reviewing the disclosure as a result of your comment, we have determined that we had incorrectly stated that seismic costs were included in cash flows used in investing activities. Seismic costs were included in exploration expenses, but were not in fact added back to net income in determining cash flows provided by operations and, accordingly, were not included in cash flows from investing activities. We will correct this disclosure in future filings to delete the reference to seismic costs.

Dry hole costs were added back to net income in determining cash flows provided by operations and were included in cash flows used in investing activities pursuant to Commission guidance issued within Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001, Section II.F.8(b), which states:

(b) Exploratory disbursements by successful efforts companies. Companies applying the successful efforts method of accounting for oil and gas producing activities capitalize costs only as allowed by SFAS 19. The costs of exploratory wells are initially capitalized, but may remain capitalized only if proved reserves are found within a year of capitalization. Cash expenditures for exploratory wells are appropriately classified within “investing activities” in the cash flows statements. SFAS 19 specifies in paragraph 13 that certain costs of oil and gas producing activities, such as geological and geophysical costs, do not result in the acquisition of an asset and should be charged to expense. Cash expenditures for these costs should not be classified as investing activities in the statement of cash flows.

Accordingly, we believe that the inclusion of dry hole costs as a component of investing cash flows is appropriate.

* * * * *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (580) 548-5110 with any questions.

Sincerely,

/s/ John D. Hart
John D. Hart
Chief Financial Officer

Cc:

Don Fischbach

David P. Oelman